Exhibit 1.01

CONFLICT MINERALS REPORT OF KYOCERA CORPORATION

 IN ACCORDANCE WITH RULE 13P-1 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

This is the Conflict Minerals Report of Kyocera Corporation and its subsidiaries (Kyocera Group) for calendar year ended December 31, 2014 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (Rule 13p-1). Numerous terms in this Report are defined in Rule 13p-1 and Form SD and the reader is referred to those sources and to 1934 Act Release No. 34-67716 (August 22, 2012) for such definitions.

AVX Corporation and its subsidiaries (AVX), a U.S.-based consolidated subsidiary of Kyocera Corporation, is listed on the New York Stock Exchange (NYSE) and registered with the U.S. Securities and Exchange Commission (SEC). AVX is subject to Rule 13p-1, and has prepared and filed a conflict minerals report relating to its own activities for the calendar year 2014 (AVX CMR) as an exhibit to its Form SD filed with the Commission on May 28, 2015 (AVX Form SD, Commission File Number 001-07201). The conflict minerals disclosures relating to AVX are not set out in this document. The AVX CMR, together with the AVX Conflict Minerals Policy, is available on the AVX website at www.avx.com.

Part I: Introduction

Company Overview

Kyocera Group promotes diversification strategy through applying its fine ceramic technologies and making synergies with diversified management resources from components to electronic devices, equipment, services and systems. Kyocera Group develops, produces, and distributes worldwide various kinds of products primarily for the following markets: industrial machinery, information and communications equipment, automotive, and environment and energy.

Company Management Policy

Kyocera Group aims to be respected by society as “The Company” from the perspective of corporate ethics, while maintaining continuous sales growth and high profitability. It has been pursuing this objective since the company’s earliest days through implementation of the “Kyocera Philosophy,” a corporate philosophy placing people’s heart at its core, as well as the “Amoeba Management System,” a management system unique to Kyocera which has been developed to implement our corporate philosophy.

Operations

Kyocera Group’s operations are categorized into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

(1) Fine Ceramic Parts Group

Products in this reporting segment are widely used in the industrial machinery, information and communications equipment, computing, automotive and various other industrial sectors. These products are made from a variety of ceramic materials, such as alumina as well as zirconia, utilizing their characteristics of heat and corrosion resistance.

(2) Semiconductor Parts Group

Kyocera develops, manufactures and sells both inorganic (ceramic) and organic packages and multilayer printed wiring boards for various electronic components and devices such as crystal components, SAW devices and CMOS/CCD sensors, and for communication infrastructures and computers.

(3) Applied Ceramic Products Group

This reporting segment consists of four product lines through applying fine ceramic technologies: Solar Energy Products, Cutting Tools, Medical and Dental Implants, Jewelry and Applied Ceramic Related Products. Kyocera develops, manufactures and sells monocrystalline and multicrystalline silicon solar modules and solar generating system for commercial and residential uses, cutting tools used in metal processing in industrial manufacturing, medical and dental implant products including prosthetic joints and dental prosthetics, and recrystallized jewelry and applied ceramic related products such as kitchen accessories.

(4) Electronic Device Group

This reporting segment develops, manufactures and sells electronic components and devices such as capacitors, SAW devices, crystal components, and connectors mainly for information and communication market and liquid crystal displays mainly for industrial machinery and automotive markets.

(5) Telecommunications Equipment Group

Kyocera develops, manufactures and sells mobile phones such as smart phones, feature phones and PHS handsets and base stations mainly for telecommunications carriers in Japan and the U.S.

(6) Information Equipment Group

This reporting segment develops, manufactures and sells page printers and multifunctional products which focuses on attaining the characteristics of life cycle and lower running cost, and uses amorphous silicon photoreceptor drums developed by Kyocera Corporation. Kyocera also provides document solution services globally for optimizing customer’s document imaging environments through providing business applications that seamlessly integrate with IT systems, including mobile devices and the cloud computing systems.

(7) Others

This reporting segment provides the information and communications service and develops, manufactures and sells materials for semiconductors and chemical materials

Country of Origin Survey

Kyocera Corporation and its subsidiaries except AVX Corporation (Kyocera) conducted a Reasonable Country of Origin Inquiry (RCOI) using the Conflict-Free Sourcing Initiative’s (CFSI’s) Conflict Minerals Reporting Template (the Template), the industry standard.

All suppliers were subject to the survey except those that are clearly not related to tin, tantalum, tungsten and gold (3TG) such as suppliers of electricity, gas or water, and those that solely provide intangible services.

(1) Initiatives to Strengthen Ties with Suppliers and Improve Survey Collection Rate

From June to July 2014, Kyocera has held 9 explanatory meetings in Japan and China, where Kyocera’s suppliers are mainly concentrated, prior to sending the Template, to explain policies as stated in “Part II: Due Diligence, Due Diligence Measures Performed, (1) Conflict Minerals Policy” for dealing with conflict minerals and request cooperation with the survey. A total of 4 such meetings were held in Tokyo and Osaka of Japan, which saw 246 attendees, while 5 meetings were held in the Shanghai and Dongguan regions of China, which saw 143 attendees.

Additionally, Kyocera made maximum efforts to ensure the survey collection rate by managing collection progress for a certain period following distribution of the Template and prompting suppliers yet to complete the survey to do so.

(2) Assessing Accuracy of Responses

In order to assess the accuracy of responses as part of the survey collection process, Kyocera examined and confirmed instances of non-conformity and contradiction in content by using a statistical tool released by the Japan Automobile Manufacturers Association (JAMA) on its website, and subsequently corrected those errors.

Kyocera visited suppliers with low accuracy of responses to collect information directly through interviews, with efforts made to gather information on the country of origin that is as accurate as possible.

Kyocera also deleted duplications in lists of smelters and refiners (name disambiguation) in survey responses and confirmed authenticity. As an example, Kyocera integrated data from lists of smelters and refiners on all surveys collected, deleted duplications and checked legitimacy. As stated in “Part II: Due Diligence, Due Diligence Measures Performed (3) External Framework for Cooperation” below, Kyocera submitted data on companies’ names which are reported as smelters or refiners by suppliers but uncertain whether they are smelters or refiners or not to the “Conflict Free Smelter (CFS) Working Group” established by the industry organizations JAMA, Japan Auto Parts Industries Association (JAPIA) and Japan Electronics and Information Technology Industries Association (JEITA), and Kyocera participated actively in the process of identifying whether they are smelters or refiners or not.

Kyocera will continue with similar activities going forward aimed at boosting the accuracy of responses.

(3) Survey Findings

As a result of the aforementioned initiatives, 94.7% of the Templates were collected from suppliers in the 2014 survey, improved from 93.8% in 2013.

A close examination of response content revealed that 7.5% of suppliers were purchasing conflict minerals from the Democratic Republic of the Congo and its adjoining countries (DRC Countries). Kyocera designated these suppliers as “critical suppliers to survey” and conducted due diligence in accordance with the law.

Aside from these 7.5% critical suppliers, there were 5.1% of suppliers responded that they have not yet completed their own survey of origin of their products, on the 2014 survey, and as such, we have created a system that enables us to improve the survey and identify the condition of these suppliers from 2015 onward.

Specifically, a survey manager was appointed for each supplier throughout the survey period to build a favorable relationship with the supplier. The survey manager also held direct talks with the supplier on several occasions during the survey period and continuously updated survey findings. In addition, we created the opportunity to share and learn the latest information on the conflict minerals survey by holding regular meetings for the purpose of increasing the understanding and level of knowledge of staffs.

At the current point in time, Kyocera has discovered no information regarding a high risk of connection with armed groups in DRC Countries.

(4) Efforts to Determine Mine or Location of Origin with Maximum Specificity

Since Kyocera cannot completely identify the materials of products provided by suppliers that have not completed its Country of Origin Survey or suppliers that have provided Kyocera with “DRC conflict undeterminable” responses in the survey from January 2014 to December 2014, Kyocera recognizes the importance of specifying smelters and refiners using the CFS program as well as continuing to conduct surveys and further meticulous examination. Kyocera will strive to make efforts to determine the mine or location of origin of the conflict minerals in its products through the due diligence procedures described in this report.

Part II: Due Diligence

Kyocera undertook due diligence measures to reduce the risk of funding armed groups in DRC Countries from its supply chain in accordance with Rule 13p-1 under the Securities Exchange Act of 1934.

Design of Due Diligence

Kyocera has designed its due diligence measures to be in conformity with the internationally recognized due diligence framework in the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (OECD Guidance) and related supplements for each of the conflict minerals.

Due Diligence Measures Performed

(1) Conflict Minerals Policy

Kyocera Group’s basic policy is to conduct fair and square trades in its purchasing activities based on the “Kyocera Philosophy.” In terms of a specific procurement policy, the “Kyocera Supply-Chain Corporate Social Responsibilities Deployment Guideline” is provided to and shared with suppliers, and is also disclosed on Kyocera Corporation’s website.

Kyocera Group’s policy is not to purchase conflict minerals which may serve as funding sources for armed groups committing human rights violations in DRC Countries, or materials and products using metals made from such conflict minerals.

(2) Internal Organization

Kyocera established the “Kyocera Conflict Minerals Committee” (the Committee) in 2013 as a structure with the primary role of implementing the above policy related to conflict minerals. The Committee decides on the fundamental method of investigating conflict minerals within Kyocera and the content of information for disclosure while also reporting the details of these activities to management in a timely and appropriate manner. In addition, the Committee builds awareness of regulations and policies related to conflict minerals among subsidiaries and takes responsibility for promoting adequate initiatives concerning conflict minerals throughout Kyocera.

The Committee is comprised of a Corporate Officer or General Manager from the relevant divisions or departments such as purchasing, investor relations, general affairs, internal audit and legal affairs.

The Committee has also established the Administrative Team of Conflict Minerals Committee (the Team) comprised of the aforementioned divisional representatives as a subordinate structure. The Team liaises with the person in charge of the purchasing division in each subsidiary and makes individual response related to conflict minerals surveys and information disclosure.

In order to ascertain risks in responding to conflict minerals, the Committee acts as the point of contact for stakeholders and purchasing divisions, and has the role of responding to complaints and whistleblower reports related to conflict minerals collected through an internal whistleblower system. No complaints or whistleblower reports have been made to date.

In addition, the Committee entrusts authority for such activities at AVX to an internal structure within that company with a system set up for receiving timely reports on the results of these activities.

(3) External Framework for Cooperation

Kyocera continuously seeks to enhance partnerships and cooperation with industry organizations to enable an adequate system of cooperation with outside entities regarding conflict minerals. Kyocera has participated in “the Responsible Investigation Commission of Conflict Minerals” established within JEITA as a principal member since its inauguration in order to realize responsible minerals procurement and meet regulations related to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act enacted in the United States.

As the team leader for awareness building and public relations within “the Responsible Investigation Commission of Conflict Minerals,” Kyocera helps to identify and respond to challenges in surveys as well as conduct survey explanation meetings, among other activities. The members of Kyocera were the instructors at conflict minerals survey explanation meetings held by JEITA from May to June 2014.

In January 2012, JEITA signed a Memorandum of Understanding (MOU) with the Electronics Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI) and agreed to collaborate in addressing conflict minerals issues. EICC and GeSI set up the CFSI as a structure to address these issues and created the CFS program. This program starts with the audit of smelters and refiners and is expected to be used as a means to validate trading from there through the downstream supply chain by inspecting whether conflict minerals that fund armed groups have entered the supply chain. JEITA participates and cooperates with the CFSI and Kyocera cooperates with the CFSI as a principal member of JEITA while also making use of the CFS program.

(4) Identify and assess risk in the supply chain

Kyocera conducted due diligence on the 7.5% critical suppliers, included requests to undertake another more detailed survey. Specifically, an interview was conducted with each supplier directly to confirm the name and location of the smelters and refiners used for conflict minerals.

Such due diligence revealed that materials or products made by 3TG provided with Kyocera by almost all of the 7.5% critical suppliers were sourced from the CFS validated smelters and refiners.

Identified the facilities of 3TG in its supply chain as of February 2015

In addition, Kyocera reconciled the smelters and refiners reported in the Template prepared by suppliers with those in “the Standard Smelter Names” released by the CFSI, and Kyocera has identified the following facilities of 3TG in its supply chain.

Smelters or refiners	Tin	Tantalum	Tungsten	Gold
Number of smelters or refiners	71	28	14	89
Number of smelters or refiners validated as CFS	48*	28	14	54*

*Including smelters and refiners on active list. As to CFS audit (Active), please refer to

http://www.conflictfreesourcing.org/active-smelters-refiners/

Part III: Risk Mitigation/ Future Due Diligence Measures

Kyocera will promote the following activities in the calendar year 2015.

•                  Suppliers that cannot complete its Country of Origin Survey and suppliers that will provide Kyocera with “DRC conflict undeterminable” minerals in the survey from January 2015 to December 2015 will be required to sign a letter of engagement that includes a pledge to contact Kyocera immediately if a connection to a conflict has been uncovered.

•                  Kyocera will also consider prompting such suppliers to trade with CFS. Kyocera plans to consider what response to make to suppliers that do not strive to make improvements or fail to take required action, which will include termination of business relationships.

•                  In parallel with taking such an approach with the aforementioned suppliers, Kyocera will also seek to secure new suppliers that solely handle minerals from CFS.

•                  It is important to increase the number of smelters that undertake an independent third party audit in order to be assessed conflict free. However, since it is difficult to prompt smelters to participate in such audits as a single entity, Kyocera continues to work through industry organizations such as JEITA for this purpose.

Part IV: Product Disclosures

As a result of the aforementioned due diligence, Kyocera deemed that “DRC conflict undeterminable” minerals are potentially used in the following Kyocera products.

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and Flat Panel Display Manufacturing Equipment

Information and Telecommunication Components

General Industrial Machinery Components

Sapphire Substrates

Automotive Components

(2) Semiconductor Parts Group

Ceramic Packages

Organic Multilayer Substrates

Multilayer Printed Wiring Boards

(3) Applied Ceramic Products Group

Solar Power Generating Systems, Power Storage Systems

Cutting Tools, Micro Drills

Medical and Dental Implants

Jewelry and Applied Ceramic Related Products

(4) Electronic Device Group

Capacitors

SAW Devices

Crystal Components

Connectors

Liquid Crystal Displays

Printing Devices

(5) Telecommunications Equipment Group

Mobile Phones

PHS Handsets and PHS Base Stations

M2M Modules

(6) Information Equipment Group

Monochrome and Color Printers and Multifunctional Products

Wide Format Systems

Document Solutions

Supplies

(7) Others

Materials for Semiconductors, Chemical Materials

Kyocera is unable to determine whether or not 3TG, which may be used to manufacture Kyocera’s manufactured or distributed products, are DRC conflict free. Therefore, the products listed above are considered to be DRC conflict undeterminable. Kyocera is making this determination because it does not have sufficient information from suppliers or other sources to conclude whether the necessary conflict minerals originated in DRC Countries and, if so, whether the necessary conflict minerals were from recycled or scrap sources, were DRC conflict free or have not been found to be DRC conflict free. Kyocera further notes that it has determined that no due diligence measure or combination of measures currently available could further determine the status of 3TG incorporated into its products.

Kyocera will continue to make efforts to determine the mine(s) or location of origin with the greatest possible specificity included the use of the due diligence measures described above.